                                                                 Exhibit (a)(12)




October 8, 1999                                                            17/99


FOR IMMEDIATE RELEASE                                                Page 1 of 2


                       QUEBECOR PRINTING COMPLETES MERGER
                             WITH WORLD COLOR PRESS


MONTREAL - Quebecor Printing Inc. announced today that it has completed the previously announced merger with Greenwich, Connecticut-based World Color Press, Inc. The combined new company is the largest commercial printer in the world, serving customers in magazines, catalogs, books, retail inserts and circulars and specialty/direct mail printing.

The merger, approved today at a meeting of World Color stockholders, is the second step in a two step acquisition. In the first step, Quebecor Printing's wholly owned subsidiary, Printing Acquisition Inc., purchased approximately 50.4% of World Color's share through a cash tender offer. In this second step, each share of World Color common stock not purchased in the tender offer will be exchanged for 1.2685 Quebecor Printing subordinate voting shares and US $8.18 in cash.

As a result of this transaction, Quebecor Printing will issue approximately 25 million subordinate voting shares, including assumption of options to purchase World Color Press common stock. Following completion, the total number of Quebecor Printing shares outstanding will be approximately 147 million.

World Color, which was renamed Quebecor World (USA) Inc., will continue as a wholly owned subsidiary of Quebecor Printing. Quebecor Printing intends to seek approval from its shareholders at its next annual meeting to be held in April 2000, to change its name to Quebecor World Inc.

"Today marks the final step in achieving our goal to become the world's largest commercial printer. We are excited about the benefits of this merger for all of our stakeholders," said Charles G. Cavell, President and CEO of Quebecor Printing.

"This merger brings together two industry leaders, both of which have much to offer one another. We are impressed by the degree of synergy that is available and are working to ensure that we combine the best of both organizations," commented Marc Reisch, Chairman, President and CEO of Quebecor World North America.



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October 8, 1999                                                            17/99


FOR IMMEDIATE RELEASE                                                Page 2 of 2


Quebecor Printing Inc. (NYSE: PRW, ME: IQI, TSE:IQI) is a diversified global commercial printing company. Following its merger with World Color Press, it is now the largest commercial printer in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, related services and CD-ROM mastering and replicating. The Company has over 43,000 employees working in more than 170 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

                                     - 30 -

Note to Editors: For further detail on the World Color acquisition, please consult Quebecor Printing News Release issued July 12, 1999.

For further information:

Christian M. Paupe                        Angela Olsen
Executive Vice President                  Director, Corporate Communications
Quebecor Printing Inc.                    Quebecor Printing Inc.
Tel:    (514) 954-0101                    Tel:   (514) 877-5317
        (800) 567-7070                           (800) 567-7070